Exhibit A: Additional Officer of the Company

Name: Kiara Johnson
Title: CFO (Fractional)
Dates of Service: Jan 2024 – Present
Responsibilities: To manage the company's financial strategy, including fundraising, budgeting, cash flow management, and ensuring financial sustainability as the company scales.

Business Experience
Employer: Georgia-Pacific
Dates of Service: Dec 2014 – Dec 2017, Jan 2021 - Present
Employer's Principal Business Address: 133 Peachtree Street NE, Atlanta, GA 30303
Responsibilities: Leading the development of a data and insights capability within the Packaging and Cellulose Segment, using advanced data analysis and economic principles to optimize efficiency, resource allocation, and drive cost reductions across a multi-billion-dollar business.

Exhibit B: Risk Disclosures

An investment in Neighbour Development, Inc. (the "Issuer") involves a high degree of risk. You should carefully consider the following risks, along with all other information provided to you by the Issuer regarding the securities offering by the Issuer in the securities offering contemplated herein (the "Offering"), before making an investment decision. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, results of operations, and the value of your investment.

I. Risks Related to Our Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.
A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.
In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract customers or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.
We are dependent on our board of directors, executive officers and key employees, particularly Corey and Kiara Johnson. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel, particularly Corey and Kiara Johnson, in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Businesses anticipates facing advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing parts of our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and non-compliance with federal, state, or local laws could result in significant penalties, fines, or operational restrictions.
We are subject to a wide range of federal, state, and local laws and regulations, including licensing requirements, environmental

standards, and employment practices. The violation of these regulations could lead to administrative, civil, or criminal sanctions, including fines, revocation of licenses, or operational restrictions, which could adversely impact our business.

Our future growth depends significantly on our marketing efforts, and if our marketing efforts are not successful, our business and results of operations will be harmed.
We have dedicated and intend to continue to dedicate significant resources to marketing efforts. Our ability to attract users depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products and services. Our marketing channels may include, but may not be limited to, social media, traditional media such as the press, online affiliations, search engine optimization, and search engine marketing.

If our marketing channels become less effective, more costly, or if we fail to develop new channels, our ability to attract customers and increase platform activity may be impaired.
Our goal is to strengthen our brand, grow our customer base, and expand our products and services. However, if any of our current marketing channels become less effective, if we are unable to continue using these channels, if the costs associated with these channels significantly increase, or if we are unsuccessful in generating new channels, we may struggle to attract new customers in a cost-effective manner or to increase the platform activity of our customers. If we are unable to recover our marketing costs through increases in the size, value, or overall number of engagements we originate, or through other product selection and utilization, it could have a material adverse effect on our business, financial condition, results of operations, cash flows, and future prospects.

Our ability to successfully execute social infrastructure projects depends on overcoming significant operational and financial challenges, including delays, cost overruns, and regulatory changes.
The Issuer's business strategy focuses on complex social infrastructure projects that require substantial planning and investment. These projects may face unforeseen obstacles, such as regulatory changes, cost overruns, and supply chain disruptions, which could prevent us from completing these projects on time and within budget, negatively impacting our financial performance.

We may rely on government support and minority-owned business programs, and changes in these programs could adversely affect our business.
Our growth strategy may be heavily dependent on securing government contracts and leveraging minority-owned business programs. These programs are subject to change, and any reduction in government infrastructure spending or alterations in the qualifications for minority-owned business programs could impair our ability to secure new projects and reduce our revenue.

We face intense competition in the infrastructure and social impact sectors, which could limit our market share and profitability.
The markets in which we operate are highly competitive. We compete against both large established firms and smaller, more agile companies. Although our focus on social infrastructure projects provides a competitive edge, our relatively small size may limit our ability to effectively compete in the broader market, which could affect our ability to achieve and maintain profitability.

Risks related to construction quality, technical failures, or design issues can affect project outcomes.
The success of our infrastructure projects depends on maintaining high construction quality and avoiding technical failures or design issues. Any defects or failures could lead to increased costs, project delays, and potential legal liabilities, which could harm our reputation and financial condition.

Our success depends on our ability to adopt and integrate emerging technologies, which carries significant risks.
We plan to utilize emerging technologies, such as artificial intelligence, to enhance our design and development processes. The successful adoption and integration of these technologies are critical to maintaining our competitive advantage. However, there are risks associated with technological integration, including potential software failures, cybersecurity threats, and delays in implementation, which could disrupt our operations and lead to increased costs.

The Issuer has not completed its first sustainable eco-village, and there is no guarantee that its development will function as expected or be commercially viable as contemplated by the Issuer's business plan.
The Issuer has not yet completed the construction of its first fully sustainable, biophilic-designed eco-village. There is no assurance that the development of this eco-village will proceed as planned or that it will operate as envisioned. Challenges such as unforeseen construction issues, regulatory hurdles, or community opposition may arise, potentially delaying the project or increasing costs. Additionally, the commercial viability of such eco-villages remains uncertain, and the Issuer may not achieve the anticipated market acceptance or financial returns.

The Issuer's innovative approach to social infrastructure and eco-village development may not achieve market acceptance or commercial viability, impacting our ability to generate sufficient revenue.
The success of the Issuer's projects depends on market acceptance and the ability to demonstrate value to communities and stakeholders. There is a risk that our approach may not be widely adopted, or that these projects may not generate the anticipated level of revenue, thereby affecting our business sustainability.

The Issuer may encounter technical, regulatory, legal, or operational challenges that could delay or prevent the development, production, or deployment of its social infrastructure projects.
Developing large-scale social infrastructure projects, such as the Issuer's eco-villages, involves navigating complex technical, regulatory, and operational landscapes. The Issuer may face challenges in securing necessary permits, complying with environmental regulations, or addressing community concerns. Additionally, the technical aspects of building sustainable and biophilic structures may present unforeseen difficulties. These factors could delay project timelines, increase costs, or even prevent the successful completion of projects.

The Issuer's innovative social infrastructure projects may expose it to significant liability claims and losses due to the complexity and nature of the technological innovations involved.
The Issuer's projects involve the integration of advanced technologies and innovative designs aimed at improving the human experience. However, these innovations come with inherent risks, including the possibility of technical failures, design flaws, or operational errors. If any of these issues result in property damage, personal injury, or environmental harm, the Issuer could face significant liability claims. Additionally, the Issuer may not have sufficient insurance coverage to protect against such risks, and any claims or losses could materially and adversely affect its financial condition and reputation.

The Issuer's eco-villages may be vulnerable to the adverse effects of climate change, which could disrupt operations and increase costs.
The Issuer's eco-villages, designed to be fully sustainable and biophilic, may face significant challenges due to increasingly severe weather events such as storms, floods, and wildfires. These events could damage infrastructure, disrupt construction timelines, and necessitate costly repairs or modifications. Additionally, shifts in climate patterns could affect the availability of essential resources such as water and energy, leading to increased operational costs and potentially reducing the viability of these developments.

The Issuer may incur additional costs and operational challenges due to evolving environmental regulations and the impact of climate change on resource availability and project scalability.
As environmental regulations become stricter, the Issuer may need to invest in new technologies or practices, leading to increased costs. Additionally, climate change may exacerbate resource shortages or disrupt project timelines, limiting the scalability and success of our eco-villages and other developments.

The Issuer may encounter higher insurance costs or reduced coverage due to the increasing frequency of climate-related events.
As climate-related events become more frequent and severe, the Issuer may face higher insurance premiums or find it difficult to obtain adequate coverage for its eco-villages and other projects. If the Issuer is unable to secure sufficient insurance at reasonable rates or if coverage excludes certain climate-related risks, the Issuer may be more vulnerable to financial losses from natural disasters, impacting its financial stability.

Scaling the Issuer's sustainable practices across diverse regions may pose significant challenges and increase costs.
The Issuer's commitment to fully sustainable, biophilic-designed eco-villages involves deploying innovative building processes and materials. Scaling these practices across multiple developments in diverse geographic regions presents challenges, including adapting to different climate conditions, regulatory environments, and resource availability. Difficulties in replicating these sustainable practices on a larger scale could hinder the Issuer's growth, increase costs, and limit the success of its projects.

II. Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the <u>Issuer</u> would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that any form (such as a Form D) is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The

U.S. Securities and Exchange Commission has not reviewed or approved these risk factors nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in business plans and other documents provided by the Issuer and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.
Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Issuer has the right to limit individual investor commitment amounts based on the Issuer's determination of an investor's sophistication.
The Issuer may prevent any investor from committing more than a certain amount in this Offering based on the Issuer's determination of the investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by any applicable rules. This also means that other investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer may also end the offering early.
The Issuer may terminate the Offering early, in its sole discretion. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the offering early.

We require significant capital to implement our business strategy, and failure to obtain adequate financing could hinder our growth.
Our growth strategy involves substantial capital expenditures, particularly for the development of eco-villages and other infrastructure projects. If we are unable to raise the necessary funds on favorable terms, or at all, we may have to delay, scale back, or abandon our growth plans, which could negatively impact our financial performance and limit our ability to expand our operations.

Our reliance on external financing makes us vulnerable to changes in market conditions and investor sentiment.
The Issuer's ability to execute its business plan is dependent on raising additional funds through equity or debt financing. Market conditions, investor sentiment, and our financial performance will influence our ability to secure such funding. If we are unable to obtain adequate financing when needed, our operations and growth prospects could be severely impaired.

There may be risks related to revenue generation and profitability, influenced by market conditions or project performance.
Our ability to generate revenue and achieve profitability depends on the successful execution of our projects and favorable market conditions. Economic downturns, market fluctuations, or underperformance of our projects could reduce our revenue and profitability, adversely affecting the value of your investment.

Economic downturns, market fluctuations, or changes in demand for infrastructure projects could impact financial performance.
The infrastructure industry is sensitive to broader economic conditions. During periods of economic downturn, demand for infrastructure projects may decline, or financing may become more difficult to obtain. These factors could negatively affect our ability to execute projects and maintain profitability.

Our limited operating history makes it difficult to evaluate our business and prospects, increasing the risk of investing in our company.
With a limited operating history, it is challenging to assess the likelihood of our business success. Investors in the Issuer face a higher degree of uncertainty due to our lack of historical financial performance and operational data, making it difficult to predict whether we will be able to achieve or sustain profitability.

III. Risks Related to Our Securities

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to an applicable exemption provided under the Securities Act of 1933, as amended (the "Securities Act"). It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The investor may never directly hold equity in the Issuer.
Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer.

Investors will not have voting rights.
Investors will not have the right to vote upon matters of the Issuer until their Securities are converted into equity if the underlying equity has voting rights (the occurrence of which cannot be guaranteed). Upon conversion, the Securities will continue to be voted in line with a voting agreement related to the equity securities the Security is converted into.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. This lack of information could put investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and investors may have to hold the Securities indefinitely.
The Issuer may never conduct a future equity financing. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to new agreements as required by the Issuer and provide personally identifiable information to the Issuer. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.
The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.
In the event the Securities convert into equity in the Issuer, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at a price less than that paid by new investors in the equity round shall have only such preferences, rights, and protections in proportion to the price paid and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the SAFE agreement provided to the investor.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.
In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.
Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an investor's investment.
There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each investor should read all documents provided by the Issuer and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE HEREOF, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Exhibit C: Description of Issuer Securities

Question 18:

The rights of the Reg CF SAFEs being offered may be materially affected by the rights of other classes of securities the company may issue in the future, particularly if the company decides to issue preferred stock, common stock, or other types of equity.

For example:

1. **Preferred Stock**: If the company issues preferred stock, those shareholders could have priority over SAFE holders in the event of a liquidation or sale of the company. Preferred stockholders might be entitled to receive their investment back before any proceeds are distributed to SAFE holders or common shareholders. This would limit the potential return for SAFE holders in such events.
2. **Voting Rights**: Common stockholders generally have voting rights, while SAFE holders do not have voting rights unless and until their SAFEs convert into equity. If the company issues additional securities that come with voting power, this could dilute the influence of SAFE holders in future decisions related to governance, strategy, or fundraising.
3. **Future Issuances**: If the company issues more securities or undertakes future fundraising rounds (e.g., issuing new SAFEs or equity), this could lead to dilution of the equity that SAFE holders will receive upon conversion. The terms of future securities (such as a lower valuation cap or a different conversion mechanism) could also result in a less favorable conversion rate for existing SAFE holders.

In summary, the rights of the **Reg CF SAFEs** may be limited or diluted by the issuance of other securities, especially preferred stock, additional SAFEs, or equity, that have different priorities, rights, and terms, such as liquidation preferences, voting rights, or more advantageous conversion conditions.

Question 20:

The exercise of rights held by the principal shareholders could have several potential impacts on the purchasers of the Reg CF SAFEs being offered. While the purchasers of SAFEs are investing with the expectation that their investment will convert into equity in the future, the actions or decisions taken by the principal shareholders, who hold a significant portion of the company's shares, could influence the value, timing, and overall conditions of that conversion. These are the primary ways in which the exercise of rights by the principal shareholders could affect SAFE holders:

1. **Control over Key Decisions**:
   The principal shareholders likely hold a significant portion of the company's shares, giving them substantial control over key decisions such as the approval of funding rounds, acquisitions, or strategic direction. If the principal shareholders decide to issue more shares, alter the terms of future funding rounds, or pursue a certain business strategy, these decisions could dilute the ownership of the SAFE holders or affect the timing of their equity conversion. For example, if the principal shareholders decide to raise additional capital at a low valuation, it could negatively impact the value of the equity that SAFE holders would receive upon conversion.
2. **Possible Dilution of Ownership**:
   If the principal shareholders exercise rights such as issuing additional shares or adjusting the company's capital structure, it may result in dilution of the SAFE holders' eventual ownership. This could happen in a variety of ways, such as through a new equity financing round in which new shares are issued to new investors. Since the SAFE holders are purchasing the right to convert into equity in the future, their percentage ownership in the company could be diluted by the issuance of more shares or new investment from the principal shareholders or other investors.
3. **Impact on Liquidity and Exit Opportunities**:
   The principal shareholders also have control over the company's strategy and any potential liquidity events, such as an acquisition, initial public offering (IPO), or sale of the company. If the principal shareholders decide to pursue or delay a liquidity event, it could significantly affect when or how SAFE holders can exit or realize a return on their investment. For example, if the principal shareholders choose not to pursue a sale or IPO in the near term, SAFE holders might have to wait longer for the opportunity to convert their SAFEs into equity and potentially sell their shares.
4. **Influence on Business Strategy and Operational Decisions**:
   The principal shareholders' influence over the company's day-to-day operations and business strategy may affect the growth potential of the company, which in turn impacts the value of the equity that SAFE holders will receive in the future. If the principal shareholders make decisions that positively impact the company's valuation, the SAFE holders may benefit from a higher equity conversion value. However, if the principal shareholders make decisions that lead to poor performance or missed opportunities, it could result in a lower valuation and a less favorable outcome for the SAFE holders.
5. **Control Over Future Financing Terms**:
   The principal shareholders may also have the ability to determine the terms of financing in which the SAFEs convert into equity. If the principal shareholders negotiate favorable terms for themselves (such as favorable pricing or preferred stock), it could lead to a situation where the SAFE holders receive less favorable terms upon conversion. For example, the principal shareholders may have the right to set the price per share or choose when to convert the SAFEs into equity, potentially limiting the amount of equity that SAFE holders will receive relative to their investment.
6. **Risk of Misalignment of Interests**:
   While the principal shareholders likely share the long-term vision for the company, there is always the risk that the

interests of the principal shareholders may not always align with those of the SAFE holders. If the principal shareholders exercise their rights in a manner that prioritizes their personal interests or the company's short-term goals over the interests of the SAFE holders, it could result in outcomes that are less favorable for the investors. For example, the principal shareholders may decide to sell the company or take actions that result in the dilution of SAFE holders' potential ownership before they can fully realize the value of their investment.

7. **Effect of Future Equity Allocations**:
If the principal shareholders decide to issue additional equity to themselves, key employees, or other stakeholders, this could further dilute the equity of SAFE holders. Even though the principal shareholders are incentivized to grow the company and increase its value, their decisions on how to allocate equity can impact the overall value and the relative ownership stake of all investors, including SAFE holders.

In summary, the exercise of rights by the principal shareholders could affect purchasers of the SAFEs by influencing the timing and terms of their equity conversion, the amount of ownership they will hold after conversion, and the potential for future dilution or other risks. The principal shareholders' control over key strategic decisions, including future fundraising, liquidity events, and equity allocation, could directly impact the financial outcomes and overall value of the investment for SAFE holders.

Question 21:

The securities being offered in this offering are Reg CF SAFEs (Regulation Crowdfunding Simple Agreements for Future Equity). SAFEs are a form of convertible security, meaning that investors are not purchasing equity outright but are instead entering into an agreement to convert their investment into equity at a future date when the company raises additional capital through an equity financing round, a liquidity event (such as an acquisition), or an IPO. Since the company is in its pre-operational stage and has not yet generated significant revenue or established a formal market valuation, it is currently in a *pre-valuation* phase. The valuation of the Reg CF SAFEs is therefore not immediately determined but will be based on the terms of the SAFE and the company's future performance.

1. **Valuation Based on Future Equity Conversion:** The Reg CF SAFEs provide investors with the right to convert their investment into equity in the future, typically during a subsequent funding round or corporate event. The conversion price of the SAFEs is typically determined based on a valuation cap, which sets a maximum price at which the SAFE will convert into equity. This gives investors protection by ensuring they do not pay a higher price per share if the company's valuation increases substantially in the future. For example, if the company's valuation at the time of a future financing exceeds the valuation cap, the SAFE holders will convert at the capped valuation, effectively giving them more equity for their investment.

   The valuation of the Reg CF SAFEs is thus determined based on the valuation cap included in the offering documents, which establishes how the SAFEs will convert into equity when the company raises future funding or undergoes another corporate action.

2. **Investor Sentiment and Offering Terms:** Since the company is in its early stages and is offering Reg CF SAFEs, the terms of the offering—including the valuation cap—are primarily influenced by investor sentiment and the perceived potential of the company's business. The company's current lack of financial performance or valuation means that investors are investing based on the company's vision, business model (e.g., scaling eco-villages), and the market opportunity, rather than on historical financial metrics.

3. **Future Valuation Methods for Equity Conversion:** Once the company reaches operational milestones, such as generating revenue or building its first eco-village, it may apply more traditional valuation methods to determine the company's equity value during future financing events. These methods might include:
   - **Discounted Cash Flow (DCF) Analysis**: If the company begins to generate revenue from its eco-village operations, a **DCF analysis** could be used to estimate the present value of future cash flows, which would determine the company's valuation during subsequent financing rounds.
   - **Comparable Company Analysis**: As the company becomes more established, it may be compared to other companies in the sustainable real estate or eco-village sectors. This could help assess its valuation relative to industry standards.
   - **Market-Based Approach**: The valuation during a future financing event might also be based on market multiples derived from the company's industry or similar companies. This would help determine the price per share at the time of the conversion.

4. **Impact of Future Corporate Actions on Valuation:** The conversion of the Reg CF SAFEs into equity will be determined by future corporate actions, such as a subsequent funding round, merger, acquisition, or IPO. These events will trigger the conversion of the SAFEs into equity, and the company's valuation at that time will directly affect how much equity the SAFE holders receive.

- o **Capital Raises**: Future rounds of funding will establish the company's valuation at the time of those rounds, which will impact the conversion price of the Reg CF SAFEs. If the company raises capital at a higher valuation, the conversion price for SAFE holders will be lower (based on the cap), allowing them to receive more equity for their investment.
- o **Liquidity Events (Mergers, Acquisitions, or IPO)**: If the company is acquired or goes public, the Reg CF SAFEs will convert into equity at the valuation determined by the terms of the acquisition or IPO. This could result in SAFE holders receiving equity based on the valuation negotiated at that time.

In summary, the Reg CF SAFEs being offered are convertible securities that will convert into equity in the future based on the company's valuation at the time of a financing round or other corporate action. The current valuation of the SAFEs is influenced by the terms of the offering, particularly the valuation cap, rather than by a traditional valuation based on current financial performance. As the company matures and generates revenue, traditional valuation methods (such as DCF analysis or market comparables) will likely be used to establish the company's value at the time of conversion. Future corporate actions will therefore directly impact the conversion of the SAFEs into equity.

Question 22:

Purchasers of the securities being offered, in the form of Reg CF SAFEs, will be entering into agreements that provide them with the right to convert their investment into equity in the future, typically at the time of a future financing round, acquisition, or IPO. These purchasers will generally hold minority ownership in the company after the conversion of their SAFEs into equity. The risks associated with minority ownership in the issuer include the following:

1. **Limited Control and Influence**: As minority shareholders, purchasers of the securities will have limited control over the company's decisions, governance, and operations. They will not have voting rights unless they convert their SAFEs into equity and become common shareholders. Even after conversion, their voting power will likely be proportionally smaller compared to that of the co-founders or other major investors, which may result in the inability to influence key decisions such as the company's strategic direction, major financial decisions, or corporate governance matters.
2. **Potential Dilution**: The dilution risk is inherent in the issuance of additional shares in future financing rounds or corporate actions, such as mergers or acquisitions. The purchasers of the Reg CF SAFEs are investing at an early stage with the expectation that their investment will convert into equity at a favorable price in the future. However, if the company raises additional capital or issues more shares in subsequent rounds, the percentage of ownership held by the SAFE holders (as well as other shareholders) will likely be diluted, which could reduce their overall influence and the value of their investment.
3. **Risk of Adverse Decisions by Majority Shareholders**: If the company's major shareholders (such as the co-founders or large investors) make decisions that are not in the best interests of minority shareholders, those minority shareholders may have limited options for recourse. Majority shareholders control key decisions, including board appointments, fundraising strategies, and potential exits, which could significantly impact the value of the investment for minority shareholders.
4. **Lack of Liquidity and Exit Opportunities**: As a minority shareholder, purchasers may face limited liquidity options. The company is currently in its early stage, and it may not have an established secondary market for its shares. Consequently, there may be challenges in selling their equity if they wish to exit the investment before a potential liquidity event (such as an IPO, acquisition, or secondary offering). Furthermore, even after the conversion of SAFEs into equity, the ability to sell shares or realize a return on investment may be constrained until a future event that triggers liquidity.
5. **Uncertain Timing of Exit**: Minority owners may face uncertainty about the timing of a potential liquidity event, such as an IPO, acquisition, or a secondary sale. Given that the company is in a pre-valuataion stage, there is no guarantee that a liquidity event will occur within a reasonable timeframe, or that it will occur at a price or on terms favorable to minority shareholders. The timing and outcome of such events are highly uncertain and may result in minority shareholders being unable to exit their investment for an extended period.
6. **Risk of Company Failure**: As a minority owner in a pre-revenue and pre-valuation company, the risk of company failure is significant. If the company fails to scale or execute its business plan successfully (e.g., to build eco-villages or attract additional funding), the value of the minority ownership may decline or become worthless. Since minority shareholders have limited control over the company's operations, they are more exposed to the risks of the company's overall performance and strategic decisions.
7. **Possible Future Dilution from SAFEs and Other Financing**: The company's future financing rounds, including those that convert the SAFEs into equity, may result in further dilution for early-stage investors. If the company continues to raise funds by issuing new equity, the ownership percentage of the SAFEs holders (and other existing minority shareholders) may decrease as new shares are issued to accommodate new investors.

In summary, purchasers of Reg CF SAFEs will hold minority ownership in the company after the conversion of their investment. While the SAFEs offer potential upside through equity conversion in the future, the risks related to minority ownership include limited control over company decisions, dilution of ownership in future financing rounds, the potential for adverse decisions by majority shareholders, lack of liquidity, and the uncertain timing of an exit. Furthermore, there are risks related to the company's ability to execute its business plan and achieve successful corporate actions that may lead to liquidity events.

Question 23:

Purchasers of the Reg CF SAFEs being offered should be aware of several risks associated with potential corporate actions that the company may undertake. These actions could affect the value of their investment, their equity ownership, and their ability to realize returns on their investment in the future. The following outlines the risks associated with key corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or its assets, and transactions with related parties:

1. Additional Issuances of Securities

- **Dilution of Ownership**: The company may issue additional securities, whether in future funding rounds or other financing activities, which could dilute the ownership of existing investors, including those holding SAFEs. If the company issues more shares or convertible securities (such as preferred stock or other SAFEs), the percentage of equity held by existing investors may decrease. This dilution could reduce the proportional ownership and potential upside for SAFE holders when their securities convert into equity.
- **Impact on Equity Conversion**: If additional securities are issued at a lower valuation than anticipated, this could affect the conversion terms for SAFE holders. For instance, new securities may convert at a more favorable valuation for new investors, meaning SAFE holders might receive fewer shares for their investment than originally expected. Alternatively, if the company raises capital at a higher valuation, SAFE holders may benefit from the valuation cap (if included in the terms of the SAFE), but the relative impact of dilution could still be significant.

2. Issuer Repurchases of Securities

- **Reduced Liquidity**: If the company repurchases its securities, this could reduce the overall number of shares outstanding, potentially affecting the liquidity of the remaining shares, including those held by SAFE investors after conversion. Such repurchases may limit the market availability of shares for future buyers, making it harder for SAFE holders to exit their investment.
- **Potential Impact on Equity Value**: Repurchases of shares can also impact the company's valuation. If the company repurchases shares at a premium, it could be seen as a sign of the company's financial health and increase the value of remaining shares. On the other hand, if repurchases are made at a low price, it could suggest the company's stock is undervalued, which may affect the value of the equity that SAFE holders receive upon conversion.

3. Sale of the Issuer or Its Assets

- **Change in Ownership or Control**: If the company is sold or its assets are sold, it could result in a change of control or ownership. In such a scenario, SAFE holders might find their equity converted into shares of a different company or receive an exit payment based on the sale terms. The sale price of the company or assets may be less than the expected future value of the company, which could result in SAFE holders receiving less value than they anticipated.
- **Unfavorable Sale Terms**: The terms of a sale may not be favorable to all stakeholders, including SAFE holders. If the sale occurs at a price lower than the anticipated value of the company or its assets, SAFE holders might see a reduced return on their investment. Additionally, if the terms of the sale give preferential treatment to certain shareholders (e.g., the principal shareholders or preferred investors), SAFE holders may not receive an equitable portion of the proceeds from the sale.
- **Liquidity Risk**: A sale of the company could also trigger a liquidity event for SAFE holders, which might be beneficial if the company is sold at a premium or if the company is sold to an entity that offers a lucrative exit opportunity. However, there is also a risk that the sale may not result in a desirable outcome for SAFE holders, particularly if the sale is forced or does not provide a favorable exit price.

4. Transactions with Related Parties

- **Conflict of Interest**: Transactions between the company and its related parties (e.g., transactions involving founders, executives, or major shareholders) can sometimes be structured in a way that benefits the related parties at the expense of other investors, including SAFE holders. These transactions might involve the sale of assets or services at terms that are not at arm's length, potentially leading to conflicts of interest that could affect the value or growth prospects of the company. SAFE holders may find that the terms of these related-party transactions do not align with their interests, which could limit their return on investment.
- **Lack of Transparency**: Transactions with related parties can sometimes be less transparent, making it difficult for investors to evaluate whether these transactions are being conducted on fair terms. If the company engages in related-party transactions without adequate disclosure or oversight, this could lead to situations where minority investors (such as SAFE holders) are disadvantaged, particularly if the transaction affects the company's valuation or the amount of equity SAFE holders will receive upon conversion.
- **Risk of Diverted Resources**: Related-party transactions may result in resources being diverted away from the company's primary business activities, potentially harming the company's growth prospects and negatively impacting the value of SAFE holders' future equity. For example, if funds are directed toward related-party loans, payments, or deals that do not support the core business, it could reduce the company's ability to scale or achieve profitability.

Summary:

Purchasers of Reg CF SAFEs face risks associated with corporate actions, including:

- **Dilution of ownership** from additional issuances of securities, which could reduce the percentage of equity SAFE holders ultimately receive.
- **Repurchases of securities** that may affect liquidity and the market for shares, and could impact the overall value of the remaining equity.
- **Sale of the company or its assets**, which could lead to a change in control, the possibility of receiving less value than anticipated, and potentially lower returns.
- **Related-party transactions**, which could involve conflicts of interest, lack of transparency, and the diversion of resources, potentially affecting the value of the investment.

These corporate actions are significant as they could directly impact the future equity that SAFE holders will receive, the timing of their exit, and the potential return on their investment. Therefore, purchasers should carefully consider the company's governance structure, management decisions, and the likelihood of these events occurring when evaluating the potential risks of investing in SAFEs.